EXHIBIT 99.A8

Tender Offer for Shares of
Industri-Matematik International Corp. Completed

Palo Alto, Calif. – December 11, 2002 – Symphony Technology announced today that STG OMS Acquisition Corp., an indirect wholly owned subsidiary of Symphony Technology II-A, L.P., has accepted for payment at a price of $0.35 per share, net to the seller in cash, all shares of common stock of Industri-Matematik International Corp. (Nasdaq: IMIC) validly tendered and not properly withdrawn in Symphony's tender offer through its subsidiary. As of 12:00 Midnight, New York City time, on December 10, 2002, approximately 25,752,120 shares (including 193,946 shares subject to guaranteed delivery) of common stock of Industri-Matematik have been tendered in the tender offer, which represents approximately 80.6% of Industri-Matematik 's total outstanding common stock.

Symphony intends to proceed promptly to effect the previously announced proposed merger of its subsidiary with and into Industri-Matematik. Symphony will acquire the remaining Industri-Matematik shares through a merger under Delaware law, which is expected to be completed in the next several months. In connection with the merger, Industri-Matematik stockholders who did not tender their shares in the tender offer will receive $0.35 per share, net to the stockholder in cash, on the same basis as the tender offer. Industri-Matematik stockholders who did not tender their shares in the tender offer will shortly be receiving material in connection with the merger.

Symphony is a leading technology investment firm with an exclusive focus on building enterprise software technology companies into market leaders. The firm was founded by CEO and Managing Director Dr. Romesh Wadhwani, formerly the Chairman, Founder, and CEO of Aspect Development, Inc. The firm is headquartered in Palo Alto, California.

Industri-Matematik International Corp.– The Order Company – is a provider of high-performance supply chain solutions for the retail value chain which turn supply chain friction into smooth order flows. Its software enables companies to manage order and replenishment business processes based on actual customer demand to enable best-in-class, pull-driven supply chain practices. Industri-Matematik’s software includes collaborative order management, fulfillment, customer relationship management (CRM), distribution center and store replenishment, supply chain analytics, visibility, and event management capabilities.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in the press release, because they contain important information. The tender offer statement has been filed by STG OMS Acquisition Corp. and certain of its affiliates with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement has been filed by Industri-Matematik with the SEC. Investors and security holders may obtain a free copy of these statements and other documents filed by STG OMS Acquisition Corp. and certain of its affiliates and Industri-Matematik at the SEC’s web site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to D.F. King & Co., the information agent for the offer.